UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. -)*

Millennium Healthcare, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

60040L 10 9
(CUSIP Number)

August 30, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60040L  10  9

1	NAMES OF REPORTING PERSONS:
TW Investments,Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:
120,000,000

	6	SHARED VOTING POWER:
0

	7	SOLE DISPOSITIVE POWER:
120,000,000

	8	SHARED DISPOSITIVE POWER:
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
120,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
10.6[1]

12	TYPE OF REPORTING PERSON:
CO

[1]	Based on 120,000,000 shares of Common Stock issued and oustanding .

CUSIP No. 60040L  10  9

1	NAMES OF REPORTING PERSONS:
TW Investments,Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:
0

	6	SHARED VOTING POWER:
0

	7	SOLE DISPOSITIVE POWER:
0

	8	SHARED DISPOSITIVE POWER:
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
0%[2]

12	TYPE OF REPORTING PERSON:
OO

[2]	Based on 120,000,000shares of Common Stock issued and oustanding .

CUSIP No 60040L 10 9

1	NAMES OF REPORTING PERSONS:
Terry Walker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:
0

	6	SHARED VOTING POWER:
0

	7	SOLE DISPOSITIVE POWER:
0

	8	SHARED DISPOSITIVE POWER:
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
0%[3]

12	TYPE OF REPORTING PERSON:
CO

[3]	Based on 5,248,482 shares of Common Stock issued and oustanding as of July 28, 2016.

Item 1.

(a) Name of Issuer:

Millennium Healthcare, Inc.

(b) Address of Issuer's Principal Executive Offices:

68 S. Service Road, Suite 100
Melville, NY 11474

Item 2.

(a) Name of Person Filing:

TW Investment, Inc.
Terry Walker

(b) Address of Principal Business Office or, if none, Residence:

The address of the principal place of business and principal office of each of the Reporting Persons is:
14903 W. 71 Street, Shawnee , KS  66216

(c) Citizenship:

TW Investments, Inc. is organized under the laws of the State of Wyoming. Terry Walker is a United States citizen.

(d) Title of Class of Securities:

Common Stock, par value $0.01

(e) CUSIP Number:

60040L  10  9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C80a–8);

(e)	☐ An investment adviser in accordance with §240.13d–1(b) (1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b) (1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

TW Investments, Inc.

(a)	Amount beneficially owned: 120,000,000

(b)	Percent of class: 10.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 120,000,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 120,000,000

(iv)	Shared power to dispose or to direct the disposition of: 0

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Please see Exhibit A, Joint Filing Agreement.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2016

/s/ Terry Walker
By: Terry Walker
Title: President